Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
UK North Sea: Launch of the development of West Franklin Phase 2
Paris, November 30, 2010 — Total announces the launch of Phase 2 of the development of the West Franklin field, after receiving approval from the UK Government’s Department of Energy and Climate Change (DECC).
The West Franklin field is located in Blocks 29/5b and 29/4d in the UK sector of the North Sea, approximately 240 kilometres East of Aberdeen. It was discovered in 2003 and began producing gas and condensates in 2007. In 2008, drilling of an appraisal well more than doubled the field’s estimated reserves and prompted the Phase 2 development.
The West Franklin Phase 2 development is aimed at producing estimated reserves of 85 million barrels of oil equivalent (boe). It involves the drilling of three wells and the installation of a new platform tied back to the Elgin/Franklin facilities. This development will require an investment of around 1 billion USD. Production is expected to start by the end of 2013 and should reach 40,000 boe/day
Following approval from DECC, Patrice de Viviès, Senior Vice President, Northern Europe, Total Exploration & Production said: “West Franklin Phase 2 is another significant development for Total and reinforces our presence in the North Sea. It will contribute to maintaining our production level on the UK Continental Shelf and to expanding the life-span of the Elgin/Franklin hub.”
Total operates the Elgin/Franklin fields and the West Franklin field on behalf of Elgin Franklin Oil & Gas (EFOG: Total E&P UK Ltd, 77.5% and GDF SUEZ, 22.5%). EFOG holds 46.2% in the field alongside Eni UK Limited, BG Group, E.ON Ruhrgas, Chevron, Esso Exploration & Production UK Limited, Dyas and Summit Petroleum Limited.
The Elgin/Franklin area delivers about 7% of the United Kingdom oil and gas production.
Total Exploration & Production in the United Kingdom
Total has been present in the United Kingdom since 1962. The country represented near to 10% of Total Group’s equity production in 2009, amounting to 217,000 boe/day.
TOTAL E&P UK is one of the most active oil and gas operators in the United Kingdom where it continues to invest heavily. Total announced earlier this year the launch of the Laggan and Tormore gas fields development, with first production planned in 2014, as well as the Islay field development, with first gas expected for the second half of 2011.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Employing around 750 staff at its Aberdeen headquarters, the company’s portfolio includes operatorship of the Alwyn Area fields, the high pressure/high temperature Elgin and Franklin fields and the St Fergus Gas Terminal, together with a number of non-operated fields.
Total E&P UK is committed to sustainable production, optimising safety and environmental performance. Total E&P UK also contributes to the community in and around its north-east Scotland base.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as estimated reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.